CODE OF CONDUCT

Dear all,

In over 30 years we have partner up with what we deem to be the best employees, clients, shareholders, investors, who directly or indirectly contribute to Tecnoglass, optimistically believing that we can make a difference. We embrace commitment and responsibility in our actions through our corporate values that are an integral part of us. Our priority is to become a better organization, where we live our values, promote ethical behavior, enhancing the reputation of the organization and our commitment to our stakeholders.

I firmly believe in creating a workplace where a deep sense of justice underpins everything we do. Our drive and determination have been accompanied by opportunity and the application of highest ethical and business standards, setting the way to gain the trust of our stakeholders. We should be proud of our culture and what we have built together through all this years.

I urge you to read the new Code of Conduct and to apply its essence in our daily activities. It is the basis of a strong compliance program that promotes moral behavior, acts as an orienting decision maker, preventing negative results and encouraging positive relationships.

I am eager to work alongside all of you, building and ethical culture based in the attitude and behavior of all.

Jose Manuel Daes

CEO

I. SCOPE

Our Code of Conduct is a key element in our business, based on our corporate values, it traces the expected behavior at all times of our employees (direct and indirect), officers, directors, managers, business partners, legal representatives, suppliers, contractors, clients and any other associated person (hereinafter, “Recipients”) to TECNOGLASS INC., TECNOGLASS S.A., TECNO RE LLC, TENCO LLC, TECNO CORPORATION y C.I. ENERGÍA SOLAR S.A., ESWINDOWS LLC, GM&P INC, and any other company that becomes part of the business group (hereinafter, “Tecnoglass”).

In Tecnoglass we are committed with an ethical and transparent behavior of all Recipients and will not tolerate any actions that deviate from the guidelines contained herein.

II. CORPORATE VALUES

Integrity for us means to act consistently, being fair and candid with one’s actions, and not subordinating the company’s interest to personal gain.

Respect for us means accepting others without judgment, and valuing the difference among us, including our talents, shortcomings, backgrounds and abilities.

Quality for us means choosing qualified people for the job, implementing best industry practices and innovating in our production process.

Responsibility for us means our duty to duly perform our activities, being accountable for our actions and interaction with the environment and our stakeholders.

III. GENERAL GUIDELINES AND INFORMATION CHANNELS

This Code of Conduct describes general situations and does not intend to include all circumstances where an ethical conflict might arise from the business dynamics.

The Code of Conduct serves as a guideline for our daily actions. It is easier to guarantee compliance with the Code of Conduct using a reasonable, sensible and prudent criterion when doubts arise. If you are not sure of something, before acting, ask yourself the following questions:

●	Am I authorized to do this?
●	Will my action be legal?
●	Will my decision maintain or improve Tecnoglass’ prestige and reputation?
●	How would I feel about this if other people knew?
●	Would I like to read this in the newspaper?

If you are not sure about the answer to these questions, stop and seek for advice with human resources, the Compliance Officer, Ethics Committee, or ultimately, with the Audit Committee of the Board of Directors.

There may be situations were consulting could result uncomfortable. Tecnoglass has a direct, anonymous, independent hotline, which seeks to guarantee that whoever reports in good faith does not suffer any retaliation.

The commitment of all Recipients and of Tecnoglass is to report situations that constitute inappropriate behavior, as well as to cooperate in any investigations in compliance with applicable regulations. So, when in doubt, consult; when you know, report.

The direct line answers calls, 24 hours a day, seven days a week. Online: tecnoglass.ethicspoint.com Phone: 01-8000-911-0011 code: 855-881-7174

IV. SPECIFIC GUIDELINES OF ETHICS AND COMPLIANCE

1.	Promote honest and ethical conducts, including the treatment of actual or apparent conflicts of interest between personal and professional relationships. Avoid situations that may be interpreted as preferential, condescending, privileged or that generate a conflict of interest.

2.	Transparency in the relationship with our stakeholders, including clients, suppliers, relevant authorities, shareholders and investors is crucial to our sustainability. Our decisions shall not be influenced by gifts, favors, donations, invitations, trips, expenses for and from the Recipients and any related party. As consequence, the Recipients may not give, offer, accept, directly or indirectly, any gifts, favors, donations, invitations, trips, expenses or any other form of personal gain in the relationship with Tecnoglass, that may cloud or influence their decisions, for personal or third party’s benefit or interest. Recipients are not allowed to give, offer, accept, directly or indirectly anything of value to a governmental employee for inducing that person to affect any governmental act or decision related to Tecnoglass.

3.	Protect the assets of the company and ensure their proper use starting by protecting and preserving or image and reputation. It is our biggest asset.

4.	Respect human rights and the rights of our employees, setting a dignifying work environment, inspirational and just.

5.	Protect the environment and our surroundings through sustainable production process and relationship with our stakeholders.

6.	Deal fairly and refrain from taking advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair business practice. Loyalty and respect are vital elements in all relationships between Tecnoglass and the Recipients, always under principles of fair practices. Recipients shall not act in bad faith, damage competitors’ reputation or contribute to bad image.

7.	Much of the information developed or held by us is confidential or privileged and must be protected from unauthorized use or disclosure. Information is key in our business strategies.

8.	Observe all applicable laws, rules and regulations in the countries where Tecnoglass’ operates. Prevent and fight against money laundering and terrorism financing, by abiding to all applicable regulation and seeking to avoid inappropriate behavior by means of which legality is sought for resources derived from illegal activities, carried out by criminal organizations, or to provide, deliver, administer, contribute, safeguard assets or resources, directly or indirectly, or to perform any other act that promotes, supports, or finance groups outside the law or illegal activities.

9.	Strive to ensure that the contents of and the disclosures in the reports and documents that the Tecnoglass files with the relevant authorities, including the SEC, and other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.

10.	Report promptly any violations to the Code of Conduct.

V. COMPLIANCE OFFICER AND ETHICS COMMITTEE

Tecnoglass, through its Compliance Officer and Ethics Committee will constantly evaluate the guidelines contained herein and determine the necessary actions to divulge and strengthen the highest ethical standards.

VI. SANCTIONS

All Recipients that voluntarily or by negligence incur in conducts that contravene our corporate values and guidelines set in this Code of Conduct, will be sanctioned as permitted by contractual provisions and internal labor procedures, as may be permitted by applicable law. Measures will also be taken against all Recipients that permit the conduct or do not apply the corresponding sanctions.

VII. APPROVAL AND MODIFICATIONS OF THE CODE OF CONDUCT

This Code of Conduct is made for us and has been duly approved by Tecnoglass’ Board of Directors on May 10, 2017 and may be amended, modified or waived, only by resolution of the same body.